

June 30, 2011

Freeman Lyle
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
9701 Wilshire Blvd.
Suite 700
Beverly Hills, CA 90212

> **Re: Kennedy-Wilson Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 14, 2011**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2011**
> **Filed May 9, 2011**
> **Proxy Statement on Schedule 14A**
> **Filed April 28, 2011**
> **File No. 001-33824**

Dear Mr. Lyle:

We have reviewed your response letter dated June 17, 2011 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements

Kennedy-Wilson Holdings, Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm, page 38

1.   We note your response to our prior comment seven. Please have your auditors revise their opinion to modify the opinion paragraph to reference the other auditors. Please refer to paragraph 9 of AU Section 543.

Notes to Consolidated Financial Statements

Note 5 – Real Estate, page 51

2.   We note your response to our prior comment ten. We understand that you accounted for this transaction as an asset acquisition. Please tell us how you determined the initial measurement amount for the 2,700 acre ranch in Hawaii. Please refer to paragraph 2 of ASC 805-50-30.

Note 18 – Commitments and Contingencies

Employment Agreements, page 61

3.   We note your response to our prior comment 11. In light of your CEO's ownership interest, please tell us how you determined it was not appropriate to account for the forgiveness of the note due from your CEO as an equity transaction. Please refer to paragraph 2 of ASC 470-50-40.

KW/WDC Portfolio Member LLC and One Carlsbad

Notes to Combined Financial Statements

(2) Summary of Significant Accounting Policies, page 106

4.   We note your response to our prior comment 15. In future filings, please confirm for us that you will clarify that these entities are under common management.

Freeman Lyle
Kennedy-Wilson Holdings, Inc.
June 30, 2011
Page 3

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or Kevin Woody, Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney Advisor, at 202-551-3758 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director